UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GMS INC.

(Name of Subject Company)

GOLD ACQUISITION SUB, INC.

(Offeror)

an indirect, wholly-owned subsidiary of

The Home Depot, Inc.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.01 per share

(Title of Class of Securities)

36251C103

(CUSIP Number of Class of Securities)

Teresa Wynn Roseborough

The Home Depot, Inc.

2455 Paces Ferry Road

Atlanta, Georgia 30339

(770) 852-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Michael J. Aiello, Esq.

Michelle A. Sargent, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue New York, New York 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Schedule TO-C consists of the following documents related to the proposed acquisition of GMS Inc.:

1.	Email to all The Home Depot, Inc. associates from Ted Decker, dated June 30, 2025, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.
2.	Email to all SRS Distribution Inc. associates from Dan Tinker, dated June 30, 2025, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

The items listed above were first used or made available on June 30, 2025.

Additional Information and Where to Find It

The tender offer for all of the outstanding shares of GMS Inc. (“GMS”) common stock referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that The Home Depot, Inc. (“The Home Depot” and, collectively with its subsidiaries unless the context otherwise indicates, the “Company”) and its acquisition subsidiary will file with the SEC upon the commencement of the tender offer. The solicitation and offer to buy GMS stock will only be made pursuant to an Offer to Purchase and related tender offer materials. At the time the tender offer is commenced, The Home Depot and its acquisition subsidiary will file a tender offer statement on Schedule TO and thereafter GMS will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. GMS STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF GMS SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of GMS stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting The Home Depot or GMS. Copies of the documents filed with the SEC by GMS will be available free of charge on GMS’s internet website at https://investor.gms.com. Copies of the documents filed with the SEC by The Home Depot will be available free of charge on The Home Depot’s internet website at https://ir.homedepot.com/ or by contacting The Home Depot’s Investor Relations Department at (770) 384-2871.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, The Home Depot and GMS each file annual, quarterly and current reports and other information with the SEC. The Home Depot and GMS’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein constitute "forward-looking statements" as defined in the federal securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on currently available information and current assumptions, expectations and projections of The Home Depot about future events, and may use words such as “may,” “will,” “could,” “should,” “would,” “anticipate,” “intend,” “estimate,” “project,” “plan,” “believe,” “expect,” “target,” "prospects,” “potential,” "commit” and "forecast,” or words of similar import or meaning or refer to future time periods. Forward-looking statements may relate to, among other things, the proposed acquisition of GMS (the “potential acquisition”); the potential benefits of the potential acquisition, including with respect to future financial performance; the anticipated timing of closing of the potential acquisition (including to obtain necessary regulatory approvals); and the anticipated funding for the potential acquisition. Forward-looking statements are subject to substantial risks and uncertainties, including, but not limited to, the following: the possibility that the potential acquisition does not close on the anticipated timeframe or at all (including failure to obtain necessary regulatory approvals and uncertainties as to how many of GMS’s stockholders will tender their shares in the tender offer); risks related to the ability to realize the anticipated benefits of the potential acquisition, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the potential acquisition making it more difficult to maintain business and operational relationships; negative effects of announcing the potential acquisition or the consummation of the potential acquisition on the market price of the Company’s or GMS’s common stock, credit ratings or operating results or on relationships with customers, suppliers and other counterparties; significant costs associated with the potential acquisition; unknown liabilities; the risk of litigation and/or regulatory actions related to the potential acquisition; the demand for the Company’s or GMS’s products and services, including as a result of macroeconomic conditions and changing customer preferences and expectations; the effects of competition; the Company’s brand and reputation; implementation of interconnected retail, store, supply chain, technology innovation and other strategic initiatives, including with respect to real estate; inventory and in-stock positions; the state of the economy; the state of the housing and home improvement markets; the state of the credit markets, including mortgages, home equity loans, and consumer and trade credit; the impact of tariffs, trade policy changes or restrictions, or international trade disputes and efforts and ability to continue to diversify the Company’s supply chain; issues related to the payment methods the Company accepts; demand for credit offerings including trade credit; management of relationships with the Company’s associates, jobseekers, suppliers and service providers; cost and availability of labor; costs of fuel and other energy sources; events that could disrupt the Company’s business, supply chain, technology infrastructure, or demand for the Company’s products and services, such as tariffs, trade policy changes or restrictions or international trade disputes, natural disasters, climate change, public health issues, cybersecurity events, labor disputes, geopolitical conflicts, military conflicts, or acts of war; the Company’s ability to maintain a safe and secure store environment; the Company’s ability to address expectations regarding sustainability and human capital management matters and meet related goals; continuation or suspension of share repurchases; future dividends; capital allocation and expenditures; liquidity; return on invested capital; expense leverage; changes in interest rates; changes in foreign currency exchange rates; commodity or other price inflation and deflation; the Company’s ability to issue debt on terms and at rates acceptable to the Company; the impact and expected outcome of investigations, inquiries, claims, and litigation, including compliance with related settlements; the challenges of operating in international markets; the adequacy of insurance coverage; the effect of accounting charges; the effect of adopting certain accounting standards; the impact of legal and regulatory changes, including executive orders and other administrative or legislative actions, such as changes to tax laws and regulations; store openings and closures; and the impact of other acquired companies on the Company’s organization and the ability to recognize the anticipated benefits of any other acquisitions.

These statements are not guarantees of future performance and are subject to future events, risks and uncertainties – many of which are beyond the Company’s control, dependent on the actions of third parties, or currently unknown to the Company – as well as potentially inaccurate assumptions that could cause actual results to differ materially from the Company’s historical experience and its expectations and projections. These risks and uncertainties include, but are not limited to, those described in Part I, Item 1A. "Risk Factors," and elsewhere in the Company’s Annual Report on Form 10-K for the fiscal year ended February 2, 2025 and also as described from time to time in reports subsequently filed by the Company with the Securities and Exchange Commission (the “SEC”). There also may be other factors that the Company cannot anticipate or that are not described herein, generally because the Company does not currently perceive them to be material. Such factors could cause results to differ materially from the Company’s expectations. Forward-looking statements speak only as of the date they are made, and the Company does not undertake to update these statements other than as required by law. You are advised, however, to review any further disclosures the Company makes on related subjects in its filings with the Securities and Exchange Commission and in its other public statements.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Email to all The Home Depot, Inc. associates from Ted Decker, dated June 30, 2025.

99.2	Email to all SRS Distribution Inc. associates from Dan Tinker, dated June 30, 2025.